UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1944

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xing Ke Plaza

10 Jiuxianqiao Zhonglu

Chaoyang District, Beijing 100016

People’s Republic of China

Attn: Justin Tang, Chief Executive Officer

Tel: +86 (10) 5860-2288

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  .....X....         Form 40-F  ..........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                  No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                 No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  .....        No  ..X...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On November 18, 2004, eLong, Inc. (the “Company”) issued a press release regarding its results for the third quarter ended September 30, 2004. The Company’s press release is furnished as Exhibit 99.1 to this report. In addition, on November 18, 2004, the Company’s management team hosted a conference call to discuss the earnings press release. The information herein and in the press release is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with United States generally accepted accounting principles (“GAAP”), the Company also uses non-GAAP measures of adjusted net income and adjusted diluted income per ADS, which are adjusted from results based on GAAP to exclude the impact of non-cash charges related to certain stock based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP.

Exhibits.

99.1	Press Release issued by the Company on November 18, 2004

Any statements contained in this documents that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. The Company undertakes no obligations to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect the Company’s future financial results are discussed more fully in the Company’s filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 19, 2004	ELONG, INC.

	By:	/s/ Derek Palaschuk
	Name:	Derek Palaschuk
	Title:	Chief Financial Officer

EXHIBIT 99.1

eLong Reports Results for 2004 Third Quarter

BEIJING, China – November 19, 2004 - eLong, Inc. (Nasdaq: LONG), a leading online travel service provider in China, today announced third quarter results for the period ended September 30, 2004.

Business Highlights

•	Total revenues increased 67% year-over-year and 14% sequentially to RMB38 million (US$4.6 million)

•	Revenues from air ticketing increased 196% year-over-year and 51% sequentially

•	Gross margins were maintained at 87%

•	IAC/InterActiveCorp (IAC) made a strategic investment in the Company in the amount of US$58.7 million

•	The Company completed its initial public offering and the listing of its American Depository Shares (ADSs) on the Nasdaq National Market on November 2, 2004

•	The Company announced the signing of definitive agreements for the purchase of Ray Time, one of China’s leading operators of hotel loyalty programs.

“We are pleased to see growing demand for eLong’s travel service offerings as evidenced by our healthy revenue growth,” said Justin Tang, Chairman and Chief Executive Officer of eLong. “We are also proud of the recent completion of a strategic investment by IAC as well as our Nasdaq listing, two landmark events which we believe will bring significant benefits to our shareholders, customers, and suppliers. We reached these milestones with the valued support of eLong’s customers, suppliers and employees.”

Business Results

Total revenues for the third quarter ended September 30, 2004 were RMB38 million (US$4.6 million). The Company recorded a net loss of RMB723,000 (US$88,000) for the quarter. GAAP loss per ADS for the third quarter was RMB0.10 (US$0.012). Adjusted net income for the quarter, which excludes amortization of stock compensation and intangibles and is a non-GAAP measure, was RMB1.4 million (US$167,000). Adjusted diluted income per ADS for the quarter, which is also a non-GAAP measure, was RMB0.08 (US$0.009). Please refer to the attached table for a reconciliation to GAAP of these non-GAAP measures.

Revenue from hotel reservations for the quarter totaled RMB30.2 million (US$3.6 million), an increase of 58% year-over-year and 12% sequentially. The total number of hotel room nights booked through eLong in the third quarter was 536,000, compared with 472,000 in the previous quarter and 315,000 in the corresponding period a year ago. Sequential growth in hotel reservation revenues was due primarily to both an increase in customers selecting eLong for their travel needs and traditionally stronger seasonal demand in the third quarter, compared with the second quarter.

As of September 30, 2004, eLong’s customers were able to book hotel rooms through eLong at discounted rates at more than 2,600 hotels in 220 cities across China.

Revenues from air ticketing during the third quarter totaled RMB3.4 million (US$410,000), a 196% increase year-over-year and a 51% increase sequentially. Volume in air ticket sales continued to grow with approximately 86,000 air tickets sold in the third quarter, compared with 55,000 in the second quarter. Growth in third quarter air ticketing revenues was primarily driven by increased cross-selling of air tickets to eLong’s existing hotel customers.

Gross margins in the third quarter remained relatively unchanged from the previous quarter at 87%.

Operating expenses for the third quarter, excluding stock-based compensation and amortization of goodwill and intangibles, were RMB32.05 million (US$3.87 million), a decrease of 10% from the previous quarter. This reduction in operating expenses was largely due to certain one-time expenditures incurred during the second quarter that were not incurred during the third quarter.

Adjusted income, a non-GAAP measure which excludes amortization of stock compensation and intangibles, in the third quarter increased to RMB1.4 million (US$167,000), compared with an adjusted loss of RMB6.3 million (US$765,000) in the second quarter. This improvement was primarily due to an additional RMB3.7 million (US$447,000) in gross profit generated during the third quarter from higher revenue and the reduction in third quarter operating expenses mentioned above.

After completion of eLong’s initial public offering on November 2, 2004, the Company’s cash balance was approximately US$74 million.

“Our third quarter financial results showed both strong sequential and year-over-year revenue growth,” said Derek Palaschuk, eLong’s Chief Financial Officer. “This top-line growth will continue to be a strategic focus for eLong. Our recent Nasdaq listing and investment from IAC provide us with a strong financial foundation that will allow us to take advantage of opportunities in China’s travel market.”

Strategic Transactions

On August 4, 2004, IAC made a strategic investment in eLong, acquiring 11.2 million Series B preferred shares (representing an approximate 30% equity interest on a fully-diluted basis as of the date of the investment) and a warrant to purchase approximately 17.4 million of our high-vote ordinary shares. IAC paid us US$58.7 million for its investment and we used US$29.35 million, or half of the US$58.7 million, to buy back shares from existing shareholders. IAC’s warrant is exercisable until December 16, 2004 at an estimated price of US$6.285 per ordinary share (US$12.57 per ADS). The actual exercise price of the warrant may be different from the estimate because the exercise price will be calculated based on our cash and indebtedness amounts as of the exercise date of the warrant. If exercised, the warrant would increase IAC’s equity interest to approximately 52% on a fully-diluted basis, result in IAC holding approximately 96% of our voting power and provide eLong with additional cash of approximately US$54.6 million as eLong will use half of the total warrant proceeds to repurchase 8.7 million ordinary shares from pre IPO shareholders who are parties to the transaction agreements.

On October 28, 2004, the Company announced the pricing of its initial public offering of 4,602,547 ADSs. The offering consisted of 3,623,235 ADSs issued by eLong and 979,312 ADSs from the selling shareholders at US$13.50 per ADS. The Company’s net proceeds from the initial public offering were approximately US$42 million. On November 10, 2004, the underwriters exercised their over-allotment option to purchase an additional 690,383 ADSs from the selling shareholders. Each ADS represents two ordinary shares.

On November 18, 2004, eLong signed definitive agreements to purchase 80% of the outstanding equity interest of Beijing Ray Time Business and Tourism Consulting Co. Ltd. (Ray Time), a leading operator of hotel loyalty programs across China. Ray Time currently operates 15 individual hotel loyalty programs in 14 major cities across China.

Safe Harbor Statement

Statements in this press release concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, declines or disruptions in the travel industry, the recurrence of SARS, eLong’s reliance on the relationships with hotel suppliers and airline ticket suppliers, failure of competing against new and existing competitors, risks associated with IAC’s investment in eLong, changes in its management team and other key personnel and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. eLong undertakes no obligation to publicly update any forward-looking statements whether as a result of new information, future events or otherwise.

Conference Call

eLong will host a conference call to discuss third quarter earnings at 7:00pm Eastern Time, November 18, 2004 (Beijing/Hong Kong time: November 19, 2004 at 8:00am). The management team will be on the call to discuss quarterly results and highlights and to answer questions. The toll-free number for U.S. participants is 800-479-9001 and the dial-in number for Hong Kong participants is 800-908-707. The passcode for all participants is 910232.

Additionally, a live and archived web cast of this call will be available on the Investor Relations section of the eLong web site at http://www.elong.net.

About eLong, Inc.

Founded in 1999, eLong is an independent travel service company headquartered in Beijing with a national presence across China. The Company uses web-based distribution technologies and a 24-hour nationwide call center to provide consumers with consolidated travel information and the ability to access hotel reservations at discounted rates at over 2,600 hotels in major cities across China. The Company also offers air ticketing and other travel related services, such as rental cars, vacation packages and corporate travel services.

eLong operates the websites http://www.elong.com and http://www.elong.net

Investor Contact:

Raymond Huang

eLong, Inc.

Investor Relations Manager

ir@corp.elong.com

86-10-5860-2288 ext. 6633

eLong CONSOLIDATED STATEMENT OF OPERATIONS

(UNAUDITED; IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended				Nine Months Ended
	Sep. 30, 2003	Jun. 30, 2004	Sep. 30, 2004	Sep. 30, 2004	Sep. 30, 2003	Sep. 30, 2004	Sep. 30, 2004
	RMB	RMB	RMB	US$	RMB	RMB	US$
Revenues
Hotel commissions	19,087	27,009	30,155	3,643	38,428	78,180	9,446
Airticketing commissions	1,146	2,245	3,392	410	2,339	7,209	871
Other travel revenue	826	483	322	39	1,787	1,025	124

Total travel revenue	21,059	29,737	33,869	4,092	42,554	86,414	10,441
Non Travel	1,732	3,660	4,163	503	4,677	11,728	1,417

Total revenues	22,791	33,397	38,032	4,595	47,231	98,142	11,858

Cost of services	2,162	4,049	5,023	607	6,539	12,091	1,461

Gross profit	20,629	29,348	33,009	3,988	40,692	86,051	10,397

Operating expenses
Service development	518	3,322	1,633	197	1,283	5,883	711
Sales and marketing	11,500	22,152	22,712	2,744	28,480	61,901	7,479
General and administrative	2,693	8,487	5,648	682	6,668	16,443	1,986
Stock-based compensation	16	4,550	2,050	248	1,320	6,703	810
Amortization of intangibles	—	60	60	7	—	180	22
Business tax and surcharges	1,259	1,724	2,060	249	2,609	5,122	619

Total operating expenses	15,986	40,295	34,163	4,127	40,360	96,232	11,627

Profit/(loss) from operations	4,643	(10,947)	(1,154)	(139)	332	(10,181)	(1,230)
Other income/(expenses)	43	5	455	54	(3)	433	52

Income/(loss) before income tax expense	4,686	(10,942)	(699)	(85)	329	(9,748)	(1,178)
Income tax expense	1,044	—	—	—	72	284	34
Minority interest	—	—	24	3	—	24	3

Net income/(loss)	3,642	(10,942)	(723)	(88)	257	(10,056)	(1,215)

Basic income/(loss) per share	0.19	(0.65)	(0.05)	(0.006)	0.01	(0.63)	(0.08)
Diluted income/(loss) per share	0.16	(0.65)	(0.05)	(0.006)	0.01	(0.63)	(0.08)

Basic income/(loss) per ADS	0.39	(1.30)	(0.10)	(0.012)	0.03	(1.26)	(0.15)
Diluted income/(loss) per ADS	0.33	(1.30)	(0.10)	(0.012)	0.03	(1.26)	(0.15)

Shares used in computing basic net income/(loss) per share	18,883	16,788	14,395	14,395	17,857	15,981	15,981
Shares used in computing diluted net income/(loss) per share	22,393	16,788	14,395	14,395	19,045	15,981	15,981

Note 1: The conversion of Renminbi (RMB) into United States dollars (USD) is based on the noon buying rate of USD1.00 = RMB8.2766 on September 30, 2004 in The City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York.

Note 2: The calculation of earnings per share and earnings per ADS does not include the issuance of 7,246,470 ordinary shares in connection with the Company’s initial public offering nor the conversion of the outstanding Series A Preference Shares into ordinary shares, both of which occurred subsequent to the three months ended September 30, 2004. Each ADS represents two ordinary shares.

eLong CONSOLIDATED SUMMARY BALANCE SHEET DATA

(UNAUDITED; IN THOUSANDS)

	Dec. 31, 2003	Sep. 30, 2004	Sep. 30, 2004
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	73,132	244,456	29,536
Cash held in escrow	—	36,433	4,402

Accounts receivable, net, from non-corporate travel	19,296	25,052	3,016
Accounts receivable, net, from corporate travel	9,202	24,959	3,026

Total Accounts receivable, net	28,498	50,011	6,042

Investment securities	447	354	43
Prepaid expenses and other current assets	8,539	26,563	3,209
Deferred tax assets	14	14	2

Total current assets	110,630	357,831	43,234
Deferred tax assets	644	644	78
Equipment and software, net	8,109	11,867	1,434
Goodwill	8,998	8,998	1,087
Intangibles	2,180	2,000	242

Total assets	130,561	381,340	46,075

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	11,041	14,769	1,784
Accrued expenses and other payables	18,210	34,189	4,131
Advances from customers	35	133	16
Business and other taxes payable	667	1,256	152

Total current liabilities	29,953	50,347	6,083

Total liabilities	29,953	50,347	6,083

Minority interest	—	923	112

Shareholders’ equity
Series A preferred shares	113,957	95,539	11,543
Series B preferred shares and warrant	—	474,688	57,353
Ordinary shares	1,390	1,070	129
Additional paid-in capital	9,656	(173,968)	(21,019)
Other equity items	(427)	(33,143)	(4,004)
Accumulated deficit and other comprehensive income	(23,968)	(34,116)	(4,122)

Total shareholders’ equity	100,608	330,070	39,880

Total liabilities and shareholders’ equity	130,561	381,340	46,075

eLong RECONCILIATION OF GAAP EPS TO ADJUSTED EPS

(UNAUDITED; IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

	Three Months Ended				Nine Months Ended
	Sep. 30, 2003	Jun. 30, 2004	Sep. 30, 2004	Sep. 30, 2004	Sep. 30, 2003	Sep. 30, 2004	Sep. 30, 2004
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net income/(Loss)	3,642	(10,942)	(723)	(88)	257	(10,056)	(1,215)

Amortization of non-cash compensation	16	4,550	2,050	248	1,320	6,703	810
Amortization of intangibles	—	60	60	7	—	180	22

Adjusted Net Income/(Loss)	3,658	(6,332)	1,387	167	1,577	(3,173)	(383)

Basic Adjusted Income/(Loss) per share	0.19	(0.38)	0.10	0.012	0.09	(0.20)	(0.024)
Diluted Adjusted Income/(Loss) per share	0.16	(0.38)	0.04	0.005	0.08	(0.20)	(0.024)

Basic Adjusted Income/(Loss) per ADS	0.39	(0.75)	0.19	0.024	0.18	(0.40)	(0.048)
Diluted Adjusted Income/(Loss) per ADS	0.33	(0.75)	0.08	0.009	0.17	(0.40)	(0.048)

Shares used in computing Adjusted basic net income/loss per share	18,883	16,788	14,395	14,395	17,857	15,981	15,981
Shares used in computing Adjusted diluted net income/loss per share	22,393	16,788	35,182	35,182	19,045	15,981	15,981

Use of Non-GAAP Financial Information

To supplement our consolidated financial statements presented herein in accordance with United States generally accepted accounting principles (“GAAP”), the Company also uses non-GAAP measures of adjusted net income and adjusted diluted income per ADS, which are adjusted from results based on GAAP to exclude the impact of non-cash charges related to certain stock based compensation, as well as the impact of charges related to intangibles. Management believes these non-GAAP financial measures enhance the user’s overall understanding of our current financial performance and our prospects for the future and, additionally, uses these non-GAAP financial measures for the general purpose of analyzing and managing the Company’s business. Specifically, we believe the non-GAAP financial measures provide useful information to both management and investors by excluding certain charges that we believe are not indicative of our core operating results. The presentation of this additional information is not meant to be considered superior to, in isolation from or as a substitute for results prepared in accordance with GAAP.